Exhibit 99.101



                                  PRESS RELEASE
                                  -------------

The shareholders of Telco S.p.A. hereby inform that Sintonia has exercised its right to apply for the demerger provided for in Article 11 of the Shareholders' Agreement executed on 28 April 2007 and that the remaining shareholders of
Telco:

- will not exercise their right to apply in the month of October for the demerger provided for in Article 11 of the Shareholders' Agreement executed on 28 April 2007;

- have agreed to renew the Shareholders' Agreement for 3 years, that is, until 27 April 2013, on the existing terms and conditions, with the right to apply for withdrawal from the agreement and related pro-rata demerger by giving notice between 1 October and 28 October 2012;

- have further agreed that the renewed Shareholders' Agreement shall provide for the right of early withdrawal and related pro-rata demerger, with notice to be given between 1 April and 28 April 2011, and execution to follow in the subsequent 6 months;

The shareholders have also agreed that they will consider and evaluate - together with Sintonia - alternative ways to permit Sintonia to exit Telco, provided that they share the view to complete the exit in a short time frame, possibly by the end of November.



MILAN, 28 OCTOBER 2009